Filed by iVillage Inc.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange
Act of 1934.

Subject: Women.com Networks, Inc.
Commission File No.: 333-56150

THE FOLLOWING IS AN INTERVIEW WITH DOUG MCCORMICK PUBLISHED ON SILICONALLEY.COM ON MARCH 30, 2001:

Interview

Part II: iVillage's Doug McCormick on Paying for Net Content

In the second part of their interview, Silicon Alley Reporter editor Jason McCabe Calacanis and iVillage CEO Doug McCormick discuss how to find more robust revenue streams for conent sites, including the once-taboo topic of subscription fees. McCormick sees the move to some kind of subscription model as inevitable for iVillage and other advertising-dependent content sites.

SAR: Where is Internet advertising going?

DM: I think some more investment has to take place, trying to come up with ways we can help advertisers move product. I think that to say that the Internet is going to be based on banners, buttons, etc. is a little bit like taking the first page of a book and saying this is what the book is about. The next big thing will be with interconnectivity coming in. You figure 20 percent of everybody will be able to have high-speed connections by 2003. You'll be watching video on the top of your browser that will pitch an advertiser's product as you're looking at other information.

And then all of a sudden people will rediscover these properties called the Internet. Then the third leg of the triangle, which hasn't been exploited, is the marketing surfaces that you could develop by having the names and addresses and buying patterns of 30 million to 50 million American women.

SAR: With the Internet economy doing so poorly at the moment, how do you keep up morale?

DM: I came in there as a business man with a fair amount of experience in building things up from zero to ... billions of dollars. I brought in the adult supervision, and brought in people with whom we've built successes before. They've been totally embraced by the organization. I think morale is pretty good. You can usually tell morale if you walk around there at 6:30 at night, and see who's there. Because you don't really pay people enough to make them work hard, they've got to want to do that. I think the people who came for the stock options left a long time ago. We have the benefit of having a bunch of people producing something, and I always tell this to the staff: 'We're doing something that if we didn't do it, it wouldn't get done."

SAR: What does the Women.com merger do for you?

DM: Having the Hearst Corporation in there,
and having some great content from those
magazines is good. You can trust the Hearst
Corporation. It's not like you're out there                [PICTURE]
being farmed out to somebody and to some          (Caption: "McCormick sees a
area that you don't know. If you're selling        subscription model in
eyeballs as a commodity, or you're buying          iVillage's future")
eyeballs as a commodity, and you get stuck someplace you're uncomfortable with, then you deserve what you get.

SAR: How do you build the iVillage brand?

The reason we have big numbers is we're putting something out there that women do like. One of the biggest mistakes of the dot-com boom when everybody was out buying ads, and trying to get people to come to their site, was they put all the money in the ads and not a lot of money on the site. And the Internet is the ultimate impulse item; it's free basically once you're on. If you go there and you don't like it, irrespective of how many ads you see, you're not going back. And that's really a truism--you have to have great product, so the brand is what you see when you come in, not what we decide to tell people it is in an ad. On the other hand, we had cut back on television dramatically. It's just a question of reshuffling the deck, and truly optimizing the inventory, and we have those same scientific principles at work right now at iVillage.

SAR: Do you see a subscription model in iVillage's future?

DM: I do. Everyone says subscriptions won't work, but everybody said the world was flat, too. I think where we're going to go are newsletters, like in the health area. We'll put a health letter out there, and it'll happen because we have great medical professionals on our staff who really know what they're talking about. I hope someday that all websites are scrambled, unless someone pays a fee that gets distributed among the top sites, just in the way that the Harry Fox agency will collect royalties.

SAR: Is it feasible to think that people would pay a $50 fee in line with a subscription to a print magazine?

DM: No, because I think $50 a year is a stretch. I think there would be some people who would pay it, but there would be so many who wouldn't that you'd start to lose your advertising critical mass. Over time, I would like us to develop a premium product, like basic cable and then premium cable. I would like to continue to offer free services, but offer additional services to people who want to pay. That way I'm not eroding my general product, and I'm growing out what I would call incremental product.

I would love for ISPs to collect fees. Let's have everybody who wants Internet pay $50 a year for content sites. It would be new revenues that would not have any costs next to them, and you could help bridge the gaps of some of these sites that aren't making money. Now, granted, your share of the pie wouldn't be there, unless you had proved that people would come to see you. So it would be up to you to still get the viewership, but again, that's blasphemous in this market.

FORWARD-LOOKING STATEMENTS
This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION
In connection with their proposed merger, iVillage Inc. and Women.com Networks, Inc. have filed a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus will be mailed to stockholders of iVillage and Women.com Networks, Inc. and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.